UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 20, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Salix Pharmaceuticals, Ltd.

File No. 333-33781 - CF#23009

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Salix Pharmaceuticals, Ltd. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibit to a Form S-1 registration statement filed on August 15, 1997.

Based on representations by Salix Pharmaceuticals, Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.8   through March 13, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Gupta Barros
Special Counsel